EXHIBIT 99.1

Valneva Continues Ongoing Discussions with the European Commission for Inactivated COVID-19 Vaccine Candidate

 Saint-Herblain (France), July 1, 2021 – Following a media article published yesterday, Valneva SE, (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, indicated today it continues ongoing discussions with the European Commission regarding VLA2001, Valneva’s inactivated COVID-19 vaccine candidate.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. We take a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. We then apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, as well as our established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. We have leveraged our expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Investor and Media Contacts
Laetitia Bachelot-Fontaine
Director Investor Relations & Corporate Communications
M +33 (0)6 4516 7099
investors@valneva.com